Mail Stop 0306



March 7, 2005




Mr. F. Paul Broyer
Chief Financial Officer
Candela Corporation
530 Boston Post Road
Wyland, Massachusetts 01778

	Re:	Candela Corporation
		Form 10-K for the fiscal year ended July 3, 2004
		Filed 9/15/04
      Form 10-Q for the Period Ending October 2, 2004
		File No. 0-14742

Dear Mr. Broyer:

In connection with our financial statement only review of Candela
Corporation`s 2004 Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.
Form 10-Q for the Period Ending October 2, 2004

Management`s Discussion and Analysis - Page 12

Discontinued Operations - Page 14

1. We recognize your response to our Comment 6 and reissue the first part of our comment. Supplementally, please indicate when Candela was notified by the landlord that a sublease for the property was secured during the first quarter fiscal 2005. Please indicate the terms of the sublease that were conveyed to you by the landlord. You indicate that prior to the events which occurred during the second quarter fiscal 2005, the Company could not estimate the amount of sublease income. What events are you referring to that occurred in the first quarter of fiscal 2005 that allowed you to estimate the amount of the sublease income? Please clarify why an estimate should not have been made in the first quarter of fiscal 2005, in light of the sublease being secured in the same quarter.

Form 8-K dated February 11, 2005

Exhibit 99.1 Press Release Announcing Decision of Arbitrator in
Dispute with Regents of the University of California

2. We note that on February 17, 2005 the arbitrator reached an interim decision in the dispute concerning Candela`s royalty obligations in favor of the Regents. Candela had previously deposited $3.4 million in an escrow account with no charge to expense, pending the outcome of the arbitration. We refer to your response to our Comment 5. The press release indicates that Candela will take a charge for the related expense in the fiscal quarter in which the arbitrator issues his final decision. In light of the interim decision and the probability of the outcome, please clarify why the conditions had not been met to record the accrual in the earlier periods. Refer to SFAS 5.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1791 with any other questions

							Sincerely,


							Brian Cascio
							Accounting Branch Chief

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F. Paul Broyer
Candela Corporation
March 7, 2005
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